                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           -------------------------
                      ANGELES OPPORTUNITY PROPERTIES, LTD.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                           -------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (801) 757-8101

                  (Name, Address and Telephone Number of Person
                     to Receive Notices and Communications)
                           -------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                           -------------------------

                                DECEMBER 22, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

----------------                                                    ------------
CUSIP No.   NONE                       13D                          Page 2 of 26
----------------                                                    ------------
============ ==================================================================

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        COOPER RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[X[
-------------------------------------------------------------------------------

    3.       SEC USE ONLY

-------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        AF
-------------------------------------------------------------------------------

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
-------------------------------------------------------------------------------

       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------

                            8.    SHARED VOTING POWER

                                        969
                          -----------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER

                                        0
                          -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                        969
-------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        1,374
-------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                           [ ]
-------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.1%
-------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

                                        OO
============ ==================================================================

----------------                                                    ------------
CUSIP No.   NONE                       13D                          Page 3 of 26
----------------                                                    ------------
============ ==================================================================

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------

    3.       SEC USE ONLY

-------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        WC
-------------------------------------------------------------------------------

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
-------------------------------------------------------------------------------

       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------

                            8.    SHARED VOTING POWER

                                        969
                          -----------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER

                                        0
                          -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                        969
-------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        1,374
-------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                           [ ]
-------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.1%
-------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

                                        PN
============ ==================================================================

----------------                                                    ------------
CUSIP No.   NONE                       13D                          Page 4 of 26
----------------                                                    ------------
============ ==================================================================

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------

    3.       SEC USE ONLY

-------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
-------------------------------------------------------------------------------

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
-------------------------------------------------------------------------------

       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------

                            8.    SHARED VOTING POWER

                                        969
                          -----------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER

                                        0
                          -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                        969
-------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        1,374
-------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                           [ ]
-------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.1%
-------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

                                        OO
============ ==================================================================

----------------                                                    ------------
CUSIP No.   NONE                       13D                          Page 5 of 26
----------------                                                    ------------
============ ==================================================================

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY
-------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------

    3.       SEC USE ONLY

-------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
-------------------------------------------------------------------------------

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
-------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
-------------------------------------------------------------------------------

       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------

                            8.    SHARED VOTING POWER

                                        1,374
                          -----------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER

                                        0
                          -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                        1,374
-------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        1,374
-------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                           [ ]
-------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.1%
-------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

                                        CO
============ ==================================================================

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

               This Statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in Angeles Opportunity Properties, Ltd., a California limited partnership (the "Partnership"), whose principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a)-(c) This Statement is being filed by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (Cooper River, IPLP, IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

         Cooper River, IPLP and IPT. IPLP is the managing member of Cooper River. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties, L.P. ("AIMCO OP") is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. For certain information regarding the trustees and executive officers of IPT, see
Schedule I to this Statement.

         AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

         On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO operates more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

         For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

               (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting

Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Cooper River obtained the $314,925 required to purchase the Units and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn received such funds from AIMCO, which used its cash from operations and equity issuances.

ITEM 4.  PURPOSE OF THE TRANSACTION.

               IPT, through Cooper River, has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of AIMCO ("AIMCO OP"), will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

               AIMCO also expects that it will consider other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) Cooper River directly owns 969 Units and AIMCO indirectly owns 405 Units (held directly by AIMCO OP) representing approximately 7.8% and 3.3%, respectively, or a total of 11.1% of the outstanding Units based on the 12,425 Units outstanding at December 22, 1998.

               IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO OP is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 5 below).

               Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 969 Units directly owned by it; (ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 969 Units directly held by Cooper River; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 969 Units directly held by Cooper River and the 405 Units directly held by AIMCO OP.

               (c) Pursuant to a tender offer that commenced on August 12, 1998 and expired on December 14, 1998, Cooper River acquired a total of 969 Units on December 22 1998, representing approximately 7.8% of the outstanding Units, at a purchase price of $325 per Unit.

               (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

               The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

               The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

               If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

               The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT;
(v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

               In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

               The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2,
7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

              Exhibit 7.2  Irrevocable  Limited  Proxy,  dated
                           October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.3 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

              Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999


                                    COOPER RIVER PROPERTIES, L.L.C.

                                    By:   AIMCO Properties, L.P.,
                                          its managing member

                                    By:   AIMCO-GP, Inc.,
                                          its General Partner


                                    By:   /s/ PATRICK J. FOYE
                                          ----------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    INSIGNIA PROPERTIES, L.P.

                                    By:   Insignia Properties Trust,
                                          its General Partner


                                    By:   /s/ PATRICK J. FOYE
                                          ----------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    INSIGNIA PROPERTIES TRUST


                                    By:   /s/ PATRICK J. FOYE
                                          ----------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY


                                    By:   /s/ PATRICK J. FOYE
                                          ----------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                                PRESENT PRINCIPAL OCCUPATION

Terry Considine*                    Terry Considine has served as a Trustee and
                                    as Chairman of the Board of Trustees and Chief Executive Officer of IPT since October
                                    1, 1998. For additional information
                                    concerning Mr. Considine, see Schedule II.

Peter. K. Kompaniez*                Peter K. Kompaniez  has served as President
                                    and a Trustee of IPT since October 1, 1998.
                                    For additional information concerning Mr.
                                    Kompaniez, see Schedule II.

Thomas W. Toomey*                   Thomas W. Toomey has served as Executive
                                    Vice President -- Finance and a Trustee of
                                    IPT since October 1, 1998. For additional information concerning Mr. Toomey, see
                                    Schedule II.

Joel F. Bonder                      Joel F. Bonder has served as  Executive
                                    Vice President and General Counsel of IPT since October 1, 1998. For additional information concerning Mr. Bonder, see
                                    Schedule II.

Jeffrey P. Cohen                    Jeffrey  P. Cohen has served as Secretary
                                    of IPT since October 1, 1998. Mr. Cohen
                                    currently serves as a Senior Vice President of Insignia Financial Group, Inc.
                                    ("Insignia").

Patrick J. Foye*                    Patrick J. Foye has served as Executive
                                    Vice President and a Trustee of IPT since
                                    October 1, 1998. For additional information concerning Mr. Foye, see Schedule II.

Robert Ty Howard                    Robert Ty Howard has served as Executive
                                    Vice President -- Ancillary Services of IPT since October 1, 1998. For additional information concerning Mr. Howard, see
                                    Schedule II.

Steven D. Ira*                      Steven D. Ira has served as Executive Vice
                                    President and a Trustee of IPT since October
                                    1, 1998. For additional information
                                    concerning Mr. Ira, see Schedule II.

NAME                                PRESENT PRINCIPAL OCCUPATION

David L. Williams                   David L. Williams has served as Executive
                                    Vice President -- Property Operations of IPT since October 1, 1998. For additional information concerning Mr. Williams, see
                                    Schedule II.

Harry G. Alcock*                    Harry G. Alcock has served as Senior Vice
                                    President -- Acquisitions and a Trustee of
                                    IPT since October 1, 1998. For additional information concerning Mr. Alcock, see
                                    Schedule II.

Troy D. Butts                       Troy D. Butts has served as Senior Vice
                                    President and Chief Financial Officer of IPT since October 1, 1998. For additional information concerning Mr. Butts, see
                                    Schedule II.

Andrew L. Farkas*                   Andrew L. Farkas currently serves as a
  375 Park Avenue                   Continuing Trustee of IPT since October 1,
  Suite 3401                        1998. Mr. Farkas' present principal
  New York, New York 10152          occupation is to serve as the Chairman of
                                    the Board and Chief Executive Officer of
                                    Insignia, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A. Aston*                     James A. Aston currently serves as a
  15 South Main Street              Continuing Trustee of IPT since October 1,
  Greenville, South Carolina 29601  1998. Mr. Aston's present principal occupation is to serve as Chief Financial
                                    Officer and member of the Office of the
                                    Chairman of Insignia.

Frank M Garrison*                   Frank M. Garrison currently serves as a
  102 Woodmont Boulevard            Continuing Trustee of IPT since October 1,
  Suite 400                         1998. Mr. Garrison's present principal
  Nashville, Tennessee 37205        occupation is as a member of the Office of
                                    the Chairman of Insignia.


Bryan L. Herrmann*                  Bryan L. Herrmann currently serves as a
  5043 Gould Avenue                 Continuing Trustee of IPT since October 1,
  La Canada, California 91011       1998. Mr. Herrmann's present principal
                                    occupation is as an investment banker and Chairman and Chief Executive Officer of Base
                                    Camp 9 Corp., since 1990. Mr. Herrmann
                                    served as a Trustee, Chairman of the
                                    Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment Trust from
                                    1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to 1994, Mr. Herrmann served as Chief
                                    Executive Officer of Spaulding Composites
                                    Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984
                                    Investment Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                    International, Inc., a New York Stock
                                    Exchange Company.

NAME                                PRESENT PRINCIPAL OCCUPATION

Warren M. Eckstein*                 Warren M. Eckstein currently serves as a
  Warburg Dillon Read               Continuing Trustee of IPT since October 1,
  535 Madison Avenue                1998. Mr. Eckstein's present principal
  6th Floor                         occupation is as Managing Director --
  New York, New York 10022          Investment Banking of Paine Webber
                                    Incorporated, since October 1996. Prior to
                                    October 1996, Mr. Eckstein served as Senior
                                    Vice President, Investment Banking, of
                                    Dillon, Reed & Co., Inc.

                                   SCHEDULE II

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                      AIMCO

               1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.

NAME                     POSITION

Terry Considine          Chairman of the Board of Directors and Chief Executive
                         Officer
Peter K. Kompaniez       Vice Chairman, President and Director
Thomas W. Toomey         Executive Vice President - Finance and Administration
Joel F. Bonder  Ex       Executive Vice President and General Counsel and
                         Secretary
Patrick J. Foye          Executive Vice President
Robert Ty Howard         Executive Vice President - Ancillary Services
Steven D. Ira            Executive Vice President and Co-Founder
David L. Williams        Executive Vice President - Property Operations
Harry G. Alcock          Senior Vice President - Acquisitions
Troy D. Butts            Senior Vice President and Chief Financial Officer
Martha Carlin            Senior Vice President - Ancillary Services
Joseph DeTuno            Senior Vice President - Property Redevelopment
Jack W. Marquardt        Senior Vice President - Accounting
Leeann Morein            Senior Vice President - Investor Services and Secretary
David O'Leary            Senior Vice President - Buyers Access
R. Scott Wesson          Senior Vice President - Chief Information Officer
Richard S. Ellwood       Director; Chairman, Audit Committee
J. Landis Martin         Director; Chairman, Compensation Committee
Thomas L. Rhodes         Director
John D. Smith            Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


 NAME                            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

 Terry Considine*                Mr. Considine  has been  Chairman of the
                                 Board of Directors and Chief Executive
                                 Officer of AIMCO since July 1994. He is
                                 the sole owner of Considine Investment Co.
                                 and prior to July 1994 was owner of
                                 approximately 75% of Property Asset
                                 Management, L.L.C., a Colorado limited
                                 liability company, and its related
                                 entities (collectively, "PAM"), one of
                                 AIMCO's predecessors. On October 1, 1996,
                                 Mr. Considine was appointed Co-Chairman
                                 and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr.
                                 Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties.
                                 Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a
                                 B.A. from Harvard College, a J.D. from
                                 Harvard Law School and is admitted as a
                                 member of the Massachusetts Bar. Mr.
                                 Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately
                                 $11.9 million to investors and losses of approximately $2.7 million to Mr.
                                 Considine.

 Peter K. Kompaniez*                Mr. Kompaniez has been Vice Chairman,
                                    President and a director of AIMCO since July
                                    1994. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                                    Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From
                                    1986 to 1993, he served as President and Chief Executive Officer of Heron Financial
                                    Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr.
                                    Kompaniez administered the acquisition,
                                    development and disposition of approximately
                                    8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and
                                    3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D.
                                    from the University of California (Boalt
                                    Hall). The downturn in the real estate
                                    markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International
                                    N.V. and its subsidiaries and affiliates
                                    (the "Heron Group"). During this period from
                                    1986 to 1993, Mr. Kompaniez served as
                                    President and Chief Executive Officer of
                                    Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron
                                    Group entities. In 1993, HFC, its parent
                                    Heron International, and certain other
                                    members of the Heron Group voluntarily
                                    entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron
                                    International and its non-United States
                                    subsidiaries. At the conclusion of the
                                    restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common
                                    Stock, Mr. Kompaniez was appointed Vice
                                    Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

 Thomas W. Toomey                Mr. Toomey has served as Senior  Vice President
                                 - Finance and Administration of AIMCO since
                                 January 1996 and was promoted to Executive
                                 Vice-President-Finance and Administration in
                                 March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln
                                 Property Company ("LPC") as well as Vice
                                 President/Senior Controller and Director of
                                 Administrative Services of Lincoln Property
                                 Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                                 Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal &
                                 Company. Mr. Toomey received a B.S. in Business
                                 Administration/Finance from Oregon State
                                 University and is a Certified Public
                                 Accountant.

 Joel F. Bonder                  Mr. Bonder was appointed Executive Vice
                                 President and General Counsel of AIMCO
                                 effective December 8, 1997. Prior to joining
                                 AIMCO, Mr. Bonder served as Senior Vice
                                 President and General Counsel of NHP from April
                                 1994 until December 1997. Mr. Bonder served as
                                 Vice President and Deputy General Counsel of
                                 NHP from June 1991 to March 1994 and as
                                 Associate General Counsel of NHP from 1986 to
                                 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson,
                                 P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies.
                                 Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                                 University School of Law.

 Patrick J. Foye                 Mr. Foye has served as Executive Vice
                                 President of AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's
                                 Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy
                                 Chairman of the Long Island Power
                                 Authority and serves as a member of the
                                 New York State Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

 Robert Ty Howard                Mr. Howard was appointed Executive Vice
                                 President - Ancillary Services in February
                                 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                                 Corporation, Reading Company and Decurion
                                 Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management.
                                 From 1983 to 1988, he was employed by Spieker
                                 Properties. Mr. Howard received a B.A. from
                                 Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate
                                 School of Business.

 Steven D. Ira                   Mr. Ira is a Co-Founder of AIMCO and has
                                 served as Executive Vice President of
                                 AIMCO since July 1994. From 1987 until
                                 July 1994, he served as President of PAM.
                                 Prior to merging his firm with PAM in
                                 1987, Mr. Ira acquired extensive
                                 experience in property management. Between
                                 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                                 Accreditation Board and is a former
                                 president of both the National Apartment
                                 Association and the Colorado Apartment
                                 Association. Mr. Ira is the sixth
                                 individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified
                                 Apartment Property Supervisor (CAPS) and a
                                 Certified Apartment Manager designation
                                 from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the
                                 National Apartment Association and the
                                 Apartment Association of Metro Denver. Mr.
                                 Ira received a B.S. from Metropolitan
                                 State College in 1975.

 David L. Williams               Mr. Williams has been Executive Vice
                                 President - Operations of AIMCO since
                                 January 1997. Prior to joining AIMCO, Mr.
                                 Williams was Senior Vice President of
                                 Operations at Evans Withycombe
                                 Residential, Inc. from January 1996 to
                                 January 1997. Previously, he was Executive
                                 Vice President at Equity Residential
                                 Properties Trust from October 1989 to
                                 December 1995. He has served on National
                                 Multi-Housing Council Boards and NAREIT
                                 committees. Mr. Williams also served as
                                 Senior Vice President of Operations and
                                 Acquisitions of US Shelter Corporation
                                 from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of
                                 Washington in 1967.

 Harry G. Alcock                 Mr. Alcock has served as Vice President
                                 since July 1996, and was promoted to
                                 Senior Vice President - Acquisitions in
                                 October 1997, with responsibility for
                                 acquisition and financing activities since
                                 July 1994. From June 1992 until July 1994,
                                 Mr. Alcock served as Senior Financial
                                 Analyst for PDI and HFC. From 1988 to
                                 1992, Mr. Alcock worked for Larwin
                                 Development Corp., a Los Angeles based
                                 real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development.
                                 From 1987 to 1988, Mr. Alcock worked for
                                 Ford Aerospace Corp. He received his B.S.
                                 from San Jose State University.

 Troy D. Butts                   Mr. Butts has served as Senior Vice
                                 President and Chief Financial Officer of
                                 AIMCO since November 1997. Prior to
                                 joining AIMCO, Mr. Butts served as a
                                 Senior Manager in the audit practice of
                                 the Real Estate Services Group for Arthur
                                 Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State
                                 University and is a Certified Public
                                 Accountant.

 Martha Carlin                   Ms. Carlin has served as Vice President
                                 since September 1996 and was promoted to Senior Vice President - Ancillary Services in December 1997. From December 1995 until
                                 September 1996, Ms. Carlin served as Chief
                                 Financial Officer for Wentwood Investment
                                 Partners. Ms. Carlin was employed by
                                 Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln Property Company. Ms. Carlin received a B.S. from the University of Kentucky and is a certified public accountant.

 Joseph DeTuno                   Mr. DeTuno has been Senior Vice President -
                                 Property Redevelopment of AIMCO since
                                 September 1997. Mr. DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr.
                                 DeTuno served as President/Partner of
                                 Gulfstream Commercial Properties,
                                 President and Co-managing Partner of
                                 Criswell Development Company, Vice
                                 President of Crow Hotel and Company and
                                 Project Director with Perkins & Will
                                 Architects and Planners. Mr. DeTuno
                                 received his B.A. in architecture and is a registered architect in Illinois and
                                 Texas.

 Jack W. Marquardt               Mr. Marquardt has been Senior Vice President-
                                 Accounting of AIMCO since September 1997.
                                 Mr. Marquardt brings over 17 years of real estate accounting experience to AIMCO.
                                 From October 1992 through August 1997, Mr.
                                 Marquardt served as Vice
                                 President/Corporate Controller and Manager of Data Processing for Transwestern
                                 Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August
                                 1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty Investors, Inc. serving as
                                 Regional Controller from April 1990
                                 through September 1992. Mr. Marquardt
                                 received a B.S. in Business
                                 Administration/Finance from Ohio State
                                 University.

 Leeann Morein                   Ms. Morein has served as Senior Vice
                                 President - Investor Services since
                                 November 1997. Ms. Morein has served as
                                 Secretary of AIMCO since July 1994. From
                                 July 1994 until October 1997 Ms. Morein
                                 also served as Chief Financial Officer.
                                 From September 1990 to March 1994, Ms.
                                 Morein served as Chief Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms. Morein joined California
                                 Federal in September 1988 as Director of
                                 Real Estate Syndications Accounting and
                                 became Vice President-Financial
                                 Administration in January 1990. From 1983 to 1988, Ms. Morein was Controller of
                                 Storage Equities, Inc., a real estate
                                 investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public
                                 Accountant.

 David O'Leary                   Mr. O'Leary has been President of Property
                                 Services Group, Inc., an AIMCO subsidiary since December 1997. Property Services
                                 Group, Inc. administers the Buyers Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice President and Senior Vice President for Property
                                 Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice
                                 President and Executive Vice President for
                                 Commonwealth Pacific Inc., a privately
                                 held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific,
                                 Inc., Mr. O'Leary was responsible for
                                 acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta,
                                 Georgia and Seattle, Washington. Mr.
                                 O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast
                                 United States. Mr. O'Leary received his
                                 B.A. Degree from the University of Utah in 1979.

 R. Scott Wesson                 Mr. Wesson has served as Senior Vice
                                 President - Chief Information Officer of
                                 AIMCO since July 1997. From 1994 until
                                 1997, Mr. Wesson served as Vice President of Information Services at Lincoln
                                 Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr.
                                 Wesson served in the role of Director of Network Services for Lincoln Property
                                 Company, where he was responsible for the design and deployment of the company's
                                 Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated Department
                                 Stores, Inc. involved in planning and
                                 distribution. Mr. Wesson received his B.S.
                                 from the University of Texas in 1984.

 Richard S. Ellwood*             Mr. Ellwood was appointed a Director of
   12 Auldwood Lane              AIMCO in July 1994 and is currently
   Rumson, NJ  07760             Chairman of the Audit Committee. Mr.
                                 Ellwood is the founder and President of
                                 R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital
                                 Markets from 1984 to 1987; Managing
                                 Director at Warburg Paribas Becker from
                                 1978 to 1984; general partner and then
                                 Senior Vice President and a director at
                                 White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co.
                                 from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite
                                 Hotels, Inc. and Florida East Coast
                                 Industries, Inc.

 J. Landis Martin*               Mr. Martin was appointed a Director of
  1999 Broadway                  AIMCO in July 1994 and became Chairman of
  Suite 4300                     the Compensation Committee in March 1998.
  Denver, CO 80202               Mr. Martin has served as President and
                                 Chief Executive Officer and a Director of
                                 NL Industries, Inc., a manufacturer of
                                 titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont
                                 Corporation, a holding company operating through its affiliates Titanium Metals
                                 Corporation ("TIMET") and NL Industries,
                                 Inc., since 1990 and as Chief Executive
                                 Officer and a director of Tremont since
                                 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc.
                                 ("Dresser") in 1994, Mr. Martin served as
                                 Chairman of the Board and Chief Executive
                                 Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

 Thomas L. Rhodes*               Mr. Rhodes was appointed a Director of
   215 Lexington Avenue          AIMCO in July 1994. Mr. Rhodes has served
   4th Floor                     as the President and a Director of
   New York, NY 10016            National Review magazine since November
                                 30, 1992, where he has also served as a
                                 Director since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs &
                                 Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27, 1992. He is currently Co-Chairman of the Board,
                                 Co-Chief Executive Officer and a Director of Commercial Assets Inc. and Asset
                                 Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc.
                                 and its subsidiaries, Delphi International
                                 Ltd., Oracle Reinsurance Company, and the
                                 Lynde and Harry Bradley Foundation. Mr.
                                 Rhodes is Chairman of the Empire
                                 Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The
                                 Heritage Foundation, and a Trustee of the Manhattan Institute.

John D. Smith*                   Mr. Smith was appointed a Director of
  3400 Peachtree Road            AIMCO in November 1994. Mr. Smith is
  Suite 831                      Principal and President of John D. Smith
  Atlanta, GA  30326             Developments. Mr. Smith has been a
                                 shopping center developer, owner and
                                 consultant for over 8.6 million square
                                 feet of shopping center projects including
                                 Lenox Square in Atlanta, Georgia. Mr.
                                 Smith is a Trustee and former President of the International Council of Shopping
                                 Centers and was selected to be a member of the American Society of Real Estate
                                 Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc.
                                 (National Coal Board of Great Britain)
                                 formerly known as Continental Illinois
                                 Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop
                                 System Study Society, Tokyo, Japan.

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

    7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No.
                    1-14179, dated October 1, 1998).

    7.2             Irrevocable Limited Proxy, dated October 1, 1998, granted by
                    AIMCO to Andrew L. Farkas, James A. Aston and Frank M.
                    Garrison (incorporated by reference to Exhibit 99.1 of IPT's
                    Current Report on Form 8-K, File No. 1-14179, dated October
                    1, 1998).

    7.3             Second Amended and Restated Bylaws of IPT, dated October 2,
                    1998 (incorporated by reference to Exhibit 3.2 of IPT's
                    Current Report on Form 8-K, File No. 1-14179, dated October
                    1, 1998).

    7.4             Shareholders' Agreement, dated October 1, 1998, among AIMCO,
                    Andrew L. Farkas, James A. Aston and Frank M. Garrison
                    (incorporated by reference to Exhibit 99.2 of IPT's Current
                    Report on Form 8-K, File No. 1-14179, dated October 1,
                    1998).

    7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.




                                       25